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                                                                       Exhibit 8

                             EMPLOYMENT AGREEMENT

        This Employment Agreement is entered into effective as of August 16, 1995 by Spectrum HoloByte, Inc. a Delaware corporation, referred to as Company, and Stephen M. Race, referred to as Executive.

        WHEREAS, the Company desires to employ Executive and Executive desires to be employed by the Company upon the terms and conditions set forth below.

        NOW, THEREFORE, Company and Executive agree as follows:

        1. EMPLOYMENT AND ELECTION AS A DIRECTOR. The Company employs Executive within the San Francisco Bay Area as its Chief Executive Officer and Executive accepts employment by the Company upon the terms and conditions herein set forth. During the term of his employment, Executive shall devote his full time and attention to the business and affairs of the Company. The Company agrees to take all action necessary to nominate and elect Executive as a director of the Company as soon as possible following his commencement of employment and to continue his directorship during the term of his employment. Should Executive not be elected a director and choose to resign as a result, then his resignation shall be treated as an Involuntary Termination (within the meaning of Paragraph 4(e)) for all purposes of this Agreement.

        2.  COMPENSATION AND BENEFITS.

        (a) Base Salary. The Company shall pay to Executive for all services to be performed by Executive during the term of this Agreement a minimum base salary at the rate of $275,000 per annum. The Board of Directors may in its discretion increase Executive's base salary periodically either in connection with Executive's annual review or otherwise, but in no event shall Executive's base salary be reduced below such minimum amount without the written consent of Executive. Amounts paid to Executive pursuant to this Paragraph 2(a) are hereinafter referred to as "Base Salary."

        (b) Performance Incentive. As additional compensation for performance of the services rendered by Executive during the term of his employment, the Company will pay a performance incentive amount based upon the achievement of sales and performance goals and objectives which shall be agreed upon, in advance, by the Board of Directors and Executive and which will permit Executive to earn up to an additional 60% of Base Salary (up to 100% of Base Salary to the Extent the performance goals or objectives are exceeded). Amounts paid to Executive pursuant to this Paragraph 2(b) are hereinafter referred to as "Incentive Compensation." For fiscal year 1996, Incentive Compensation shall be paid at the rate of two thirds to reflect proration for the number of months during the fiscal year in which Executive is employed. Incentive Compensation shall be paid to Executive within

90 days after the end of the applicable fiscal year or, if later, at the time or times bonuses are paid to other members of senior management of the Company.

          (c) Benefits. During the term of his employment or for such time as otherwise provided in this Agreement, Executive shall be entitled to participate in such vacation, expense reimbursement, auto allowance, life insurance, medical and dental plans, retirement plans and other programs as are offered from time to time by the Company to its executive employees and are described in the Company's employee benefit handbooks; provided that, as a minimum, Executive shall be entitled to:

               (i) vacation with pay of three (3) weeks during each year of his employment hereunder, to be taken at such times and in such periods as Executive elects and which will not unreasonably interfere with his duties and obligations to the Company; and

               (ii) a car allowances of $700 per month.

          (d) Life Insurance. The Company will maintain, at its expense, during the term of Executive's employment, in addition to the normal group life insurance provided for employees, life insurance insuring Executive's life in the amount of $1,000,000, payable to the beneficiary or beneficiaries named by Executive. The Company shall have no obligation to provide life insurance under this subparagraph (d) if Executive is not insurable at rates less than three times the best insurance rate available for an individual of the Executive's age, sex, employment and place of residence.

          (e) Options. The Company shall grant to Executive on the date Executive commences employment with the Company an option to purchase up to 500,000 shares of the Company's common stock (the "Option"). The Option shall be an incentive stock option to the greatest extent permissible under the Federal tax laws. Except as otherwise provided herein, the Option shall become exercisable for 12% of the shares upon Executive's completion of six months of service measured from Executive's employment commencement date and for the balance of the shares in a series of 42 equal monthly installments upon Executive's completion of each month of service thereafter. The Option shall be granted pursuant to and conform to the terms and conditions of options granted pursuant to the Company's 1994 Stock Option Plan. The Option granted pursuant to this subparagraph (e) shall be exercisable at a per share price equal to 100% of the fair market value of the Company common stock on the close of business on the date Executive becomes employed by the Company ("Executive Price").

          (f) Withholding Taxes. The Company shall deduct and withhold from the compensation payable to Executive hereunder any and all applicable Federal, State and local income and employment withholding taxes and any other amounts required to be deducted or withheld by the Company under applicable statutes, regulations, ordinances or




                                       2


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orders governing or requiring the withholding or deduction of amounts otherwise payable as compensation or wages to employees.

          (g) Indemnification. The Company shall indemnify Executive to the fullest extent permitted by the Delaware General Corporation Law from claims against him in his capacity as an officer and employee of the Company and, to the extent he is serving as such, as a Director of the Company. Such indemnification shall include, among other terms, the advancement, as incurred, of costs and legal fees of defending against any such claims.

          3. Special Bonus. Should Executive remain employed through March 31, 1999, then Executive shall be entitled to receive a Special Bonus from the Company equal to $3,000,000. The Company shall be deemed to have satisfied its obligation to Executive pursuant to this Paragraph 3 to the extent that Executive has any realizable value from the then exercisable Option Shares he has the right to acquire pursuant to Paragraph 2(e). Should Executive sell any of such Option shares, then the Company shall be deemed to have satisfied its obligation to Executive pursuant to this Paragraph 3 to the extent of the amount of gain (i.e., amount realized over $16.375) from any such stock sales. If at any time prior to March 31, 1999 the amount of realizable value recognizable by Executive pursuant to the preceding two sentences exceeds $3,000,000 for a consecutive six-month period, the Company shall no longer be obligated to pay the Special Bonus on March 31, 1999.

          4.   Termination.

          (a) This Agreement shall terminate by reason of Executive's death or Disability.

          (b) Should there occur an Involuntary Termination of Executive's employment for Good Cause, then the Company shall continue to pay Executive's Base Salary on a monthly basis after such termination for a six-month period but shall not be obligated to pay Executive any other amount after the date of termination.

          (c) Should there occur an Involuntary Termination of Executive's employment, other than a termination for Good Cause, then the Company will pay Executive the following amounts ("Severance Payments"):

               (i) the exercisability of the Option shall be accelerated as though Executive had remained employed for one additional year,

               (ii) continue to pay Executive's Base Salary on a monthly basis after such termination for a twelve-month period,

               (iii) pay Executive a pro-rated Incentive Compensation for the fiscal year ending on or after Executive's last day of employment in an amount equal to the greater of the Incentive Compensation earned for the current fiscal year or the Incentive




                                       3.

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Compensation earned for the previous fiscal year. The Incentive Compensation payable pursuant to this clause (iii) shall be pro-rated by annualizing (if applicable) the Incentive Compensation earned for the previous fiscal year, and then dividing the figures for each of the current and previous fiscal years by twelve then multiplying by the number of whole months that Executive was employed in the most recent fiscal year. In any event, such Incentive Compensation shall be paid at the end of the fiscal year in accordance with the provisions of Paragraph 2(b),

          (iv) continued health coverage pursuant to COBRA, at its own expense, under the health benefit plan maintained or contributed to by the Company and covering Executive and Executive's dependents on the date of termination of his employment, such coverage being for Executive and Executive's dependents and extending from his last day of employment through the earlier of (i) the date Executive obtains group health insurance covering Executive and Executive's dependents and (ii) the date that is twelve months after Executive's termination of employment, and

          (v) a cash payment from the Company in accordance with the attached Schedule A.

     (d) TAX INDEMNITY. To the extent any amount payable to Executive as the Special Bonus or Severance Payments pursuant to this Agreement is classified as a "Parachute Payment" under Section 280G of the Internal Revenue Code (the "Code"), resulting in the imposition of excise taxes to Executive under Code
Section 4999 (the "Excise Taxes"), then the Company shall pay to Executive an additional amount (a "Gross-Up Payment") in an amount equal to one-half of the Excise Tax, "grossed-up" to the extent necessary to assure that after payment by Executive of all taxes including any excise tax imposed on any Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to one-half of the Excise Tax imposed upon the Parachute Payments.

     For purposes of the foregoing Gross-Up Payment, the following provisions shall be in effect:

          (i) In the event there is any disagreement between Executive and the Company as to whether one or more payments to which Executive becomes entitled constitute Parachute Payments or as to the determination of the Excise Tax, such dispute shall be resolved as follows:

               (A) In the event temporary, proposed or final Treasury Regulations in effect at the time under Code Section 280G (or applicable judicial decisions) specifically address the status of any such payment or the method of valuation therefor, the characterization afforded to such payment by the Regulations (or such decisions) shall, together with the applicable valuation methodology, be controlling.



                                       4.
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               (B)  In the event the Regulations (or applicable judicial
          decisions) do not address the status of any payment in dispute, the matter shall be submitted for resolution to independent counsel mutually acceptable to Executive and the Company ("Independent Counsel"). The resolution reached by Independent Counsel shall be final and controlling; provided, however, that if in the judgment of Independent Counsel the status of the payment in dispute can be resolved though the obtainment of a private letter ruling from the Internal Revenue Service, a formal and proper request for such ruling shall be prepared and submitted by Independent Counsel, and the determination made by the Internal Revenue Service in the issued ruling shall be controlling. All expenses incurred in connection with the retention of Independent Counsel and (if applicable) the preparation and submission of the ruling request shall be shared equally by Executive and the Company.

               (ii) The Company shall pay the Gross-Up Payment within ten (10) days after Executive pays the Excise Tax, whether through the payment or withholding taxes or otherwise. However, the Company may withhold payment of any Gross-Up Payment under this subparagraph (d) if it in good faith disputes the determination of Executive's tax counsel, in which case the dispute mechanism set forth above shall be implemented. Executive hereby agrees to reimburse the Company for 50% of any Excise Tax paid to the extent Executive receives a refund from the Internal Revenue Service of such Excise Tax.

          (e)  Definitions.

          Disability shall mean illness or other physical or mental disability or incapacity which, in the Company's judgment and in the judgment of a qualified physician, has substantially prevented Executive from performing his duties during any period of ninety (90) consecutive days or for ninety (90) days during any period of 180 consecutive days. The Company will have the right to terminate Executive's employment as a result of Executive's Disability by giving written notice to him not later than thirty (30) days after the expiration of any such ninety-day period.

          Good Cause shall mean (i) Executive's engaging in willful misconduct, or fraud, (ii) Executive's continued refusal to carry out the reasonable instructions of the Company's Board of Directors, which (if correctable) remains uncorrected for seven (7) days following written notice to Executive from the Board, (iii) Executive's conviction of a felony or his embezzlement of Company funds, (iv) any intentional misconduct by Executive which has an adverse and material effect upon the Company's business or reputation, or (v) a material breach by Executive of any of Executive's fiduciary obligations as an officer of the Company.

          Involuntary Termination means the termination of Executive's employment with the Company involuntarily upon his discharge or dismissal, or voluntarily or

                                       5.
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involuntarily following a change in his title from Chief Executive Officer to another title. In addition, following a Corporate Transaction, if Executive is not the chief executive officer of the successor corporation, then Executive may resign his position within ninety (90) days following the Corporate Transaction and treat his resignation as an Involuntary Termination (within the meaning of Paragraph 4(c)).

        5. PROPRIETARY INFORMATION. Executive will enter into the Company's standard Proprietary Information and Inventions Agreement. This agreement exists to assure the investors and other shareholders that the Company's valuable intellectual property is not removed from the Company's exclusive control and access.

        6.      NON-COMPETITION.

        (a) The parties hereto recognize that Executive's services are special and unique and that his level of compensation and the provision herein for compensation upon Involuntary Termination are partly in consideration of and conditioned upon Executive's not competing with the Company, and that the covenant on his part not to compete or solicit as set forth in this Paragraph 6 during and after his employment is essential to protect the business and goodwill of the Company.

        (b) Executive agrees that during the employment term and for the period ending twelve (12) months following the last day on which he receives salary continuation payments under Paragraph 4 following termination of his employment (the "Severance Period"), Executive will not either directly or indirectly, whether as a director, officer, consultant, employee or adviser or in any other capacity (i) render any planning, marketing or other services respecting the creation, design, manufacture, sale or licensing of entertainment software ("Services") to any business, agency, partnership or entity ("Restricted Business") other than the Company, or (ii) make or hold any investment in any Restricted Business in the United States or England other than the Company, whether such investment be by way of loan, purchase of stock or otherwise, provided that there shall be excluded from the foregoing the ownership of not more than 5% of the listed or traded stock of any publicly-held corporation. For purposes of this Paragraph 6, the term "Company" shall mean and include the Company, any subsidiary or affiliate of the Company, any successor to the business of the Company (by merger, consolidation, sale of assets or stock or otherwise) and any other corporation or entity of which Executive may serve as a director, officer or employee at the request of the Company or any successor of the Company.

        (c)     During the term of this Agreement and for a period of twelve
(12) months following cessation of his employment with the Company, Executive will not, directly or indirectly, induce or attempt to influence any employee of the Company to leave its employ and Executive will not, directly or indirectly, involve himself in decisions to hire any employee who has left the Company's employ within the three month period preceding Executive's cessation of employment or the three month period following his cessation of employment. This provision shall not apply to individuals who were employed by



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Executive's present employer during the three-month period ending on the date of this Agreement and, in addition, shall not be construed to affect any responsibility Executive has with respect to the bona fide hiring and firing of Company personnel.

     (d) Executive agrees that the Company would suffer an irreparable injury if he were to breach the covenants contained in subparagraphs (b) or (c) and that the Company would by reason of such breach or threatened breach be entitled to injunctive relief in a court of appropriate jurisdiction and Executive hereby stipulates to the entering of such injunctive relief prohibiting him from escaping in such breach.

     (c) If any of the restrictions contained in this Paragraph 6 shall be deemed to be unenforceable by reason of the extent, duration or geographical scope or other provisions thereof, then the parties hereto contemplate that the court shall reduce such extent, duration, geographical scope or other provision hereof and enforce this Paragraph 6 in its reduced form for all purposes in the manner contemplated hereby.

     7. No Waiver. The failure of the Company to terminate this Agreement for the breach of any condition or covenant herein by Executive shall not affect the Company's right to terminate for subsequent breaches of the same or other conditions or covenants. The failure of either party to enforce at any time or for any period of time any of the provisions of this Agreement shall not be construed as a waiver of such provisions or of the right to the party thereafter to enforce each and every such provision.

     8. Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason by final judgment of a court of competent jurisdiction, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

     9. Relevant Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California. Any action in law or equity regarding this Agreement or Executive's rights hereunder may only be brought in the State of California or in any state in which Executive resides at the time of the commencement of such action.

    10. Employment at Will. Employment with the Company is not for a specific term and can be terminated by Executive or by the Company at any time for any reason, with or without cause or prior notice. Any contrary representations that may have been made or that may be made are superseded by this offer.

    11. Entire Agreement. This Agreement sets forth the entire understanding of the parties and supersedes all prior agreements, arrangements, and communications, whether oral or written, between the parties, including all prior employment agreements.


                                       7.
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No amendment to this Agreement may be made except by a writing signed by the
Company and Executive.

    12. Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the Company, its successors and assigns, and Executive, the personal representative of his estate and his heirs and legatees. Without in any manner limiting the foregoing, should the Company be acquired by merger or stock or asset sale, the acquiring entity shall be bound by the terms and provisions of this agreement and shall succeed to all of the Company's obligations and liabilities hereunder.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first set forth above.

                                        SPECTRUM HOLOBYTE, INC.


                                        By: /s/ [SIG]
                                            ------------------------------------
                                        Title: Chairman of the Board
                                               ---------------------------------
                                        Address: 2490 Mariner Square Loop
                                                 Alameda, CA 94501



                                        STEPHEN M. RACE


                                        By: /s/ STEPHEN M. RACE
                                            ------------------------------------
                                        Address: 2490 Mariner Square Loop
                                                 Alameda, CA 94501




                                      8.
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                                   Schedule A

                              TERMINATION PAYMENT

Executive shall receive a cash payment from the Company in accordance with the following schedule of events if Involuntarily Terminated without Good Cause.

     (a) Should Executive's employment be Involuntarily Terminated without Good Cause on or before March 31, 1996, then Executive shall receive a Termination Payment of $1,000,000.

     (b) Should Executive's employment be Involuntarily Terminated without Good Cause after March 31, 1996 but before April 1, 1997, then Executive shall receive, as the Termination Payment, $2,000,000 if the Company was profitable for the period beginning on October 1, 1995 and ending on March 31, 1996 (such period referred to as the "1996 Year") or, if not profitable for such period, $1,000,000. For purposes of this subparagraph (b), if both a Corporate Transaction occurs and Executive's employment is Involuntarily Terminated without Good Cause after March 31, 1996 but before April 1, 1997, then provided the Company has been profitable from April 1, 1996 through the end of the most recent fiscal quarter, Executive's Termination Payment shall be calculated as set forth above but Executive shall receive an additional $250,000 for each quarter completed since April 1, 1996. Corporate Transaction shall have the meaning assigned to such term in the Company's 1994 Stock Option Plan.

     (c) Should Executive's employment be Involuntarily Terminated without Good Cause after March 31, 1997 but before April 1, 1998, then Executive shall receive, as the Termination Payment, $3,000,000 if the Company was profitable for both the 1996 Year and the fiscal year ending March 31, 1997 ("1997 Year") or, if not profitable both such periods, then $2,000,000 if the Company was profitable for either the 1996 Year or the 1997 Year or, if not profitable either of those periods, then $1,000,000. For purposes of this subparagraph
(c), if both a Corporate Transaction occurs and Executive's employment is Involuntarily Terminated without Good Cause after March 31, 1997 but before April 1, 1998, then provided the Company has been profitable from April 1, 1997 through the end of the most recent quarter, Executive's Termination Payment shall be calculated as set forth above but Executive shall receive an additional $250,000 for each quarter completed since April 1, 1997.

     (d) Should Executive's employment be Involuntarily Terminated without Good Cause after March 31, 1998 but before April 1, 1999, then Executive shall receive a Termination Payment of $3,000,000.

     (e) The Termination Payment calculated as set forth in this Schedule A shall be paid in twelve equal monthly installments beginning thirty (30) days after the date such payments became due. In determining whether the Company has been profitable for



                                      A-1.
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a fiscal year (or portion of a fiscal year, if applicable), the Company's financial results shall be adjusted to exclude the effect of any compensation expense attributable to the Company's obligation to make the Termination Payment described in this Schedule A incurred other than as the result of a direct payment pursuant to the terms of this Agreement and, in addition, the Company and Executive agree to negotiate in good faith regarding the effect to give any extraordinary transactions reflected in the financial results for any such fiscal year. The Company shall be deemed to have satisfied its obligation to Executive pursuant to this Schedule A to the extent that Executive has any realizable value from the then exercisable Option Shares he has the right to acquire pursuant to Paragraph 2(e). Should Executive sell any of the Option shares which he has the right to acquire pursuant to Paragraph 2(e), then the Company shall be deemed to have satisfied its obligation to Executive pursuant to this Schedule A to the extent of the amount of gain (i.e., amount realized over $16,375) from any such stock sales.



                                      A-2.